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                               October 26, 2022

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd.
       B2306, Block B
       Tower 3, Jinjiang Wanda Plaza Commercial Complex
       888 Century Avenue
       Meiling Street, Jinjiang City
       Fujian Province, PRC 362000

                                                        Re: Lichen China Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed October 7,
2022
                                                            File No. 333-264624

       Dear Ya Li:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Dilution, page 61

   1. We note your disclosure of net tangible book value attributable to shareholders on June
                                                        30, 2022 of
approximately $1.57 per ordinary share appears to be inconsistent with the amount of total assets
($44,538,000) less intangible assets ($5,808,000) and total liabilities
                                                        ($5,434,000), divided
by the number of total ordinary shares outstanding (22,500,000) at
                                                        June 30, 2022. Please
clarify or revise.
 Ya Li
Lichen China Ltd.
October 26, 2022
Page 2

       You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameYa Li
                                                          Division of
Corporation Finance
Comapany NameLichen China Ltd.
                                                          Office of Trade &
Services
October 26, 2022 Page 2
cc:       William S. Rosenstadt
FirstName LastName